                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K




  [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2000


                                       OR

  [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934

     For the transition period from _____________ to ___________


  Commission file number 333-43947



                  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                           Frontstep, Inc. 401(K) Plan
         (fka Symix Systems, Inc. 401(K) Plan as of December 31, 2000)

                  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                 Frontstep, Inc.
                            (fka Symix Systems, Inc.)
                          2800 Corporate Exchange Drive
                                    Suite 400
                              Columbus, Ohio 43231


                            Exhibit Index on Page 4.


                              Page 1 of 17 Pages.

                              REQUIRED INFORMATION
                              --------------------


                  The following financial statements and supplemental schedules for the Frontstep, Inc. 401(K) Plan are being filed herewith:


Description                                                     Page No.
-----------                                                     --------

Table of Contents to Financial Statements                       Page 6.

Audited Financial Statements:
----------------------------

Report of Independent Auditors                                  Page 7.

Report of Independent Auditors                                  Page 8.

Statements of Net Assets Available for                          Page 9.
  Plan Benefits at December 31, 2000 and 1999

Statements of Changes in Net Assets Available                   Page 10.
  for Plan Benefits for the Year Ended
  December 31, 2000

Notes to Financial Statements for the Year Ended
  December 31, 2000                                             Pages 11
                                                                through 14.

Supplemental Schedules:
----------------------

Item 27a - Schedule 1: Schedule of Assets Held for Investment   Page 15.
  Purposes at December 31, 2000



                 The following exhibit is being filed herewith:


Exhibit No.                Description                        Page No.
-----------                -----------                        --------

    23a                    Consent of Independent Auditors    Page 16.

    23b                    Consent of Independent Auditors    Page 17.




                              Page 2 of 17 Pages.

                                   SIGNATURES
                                   ----------

                  THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    FRONTSTEP, INC. 401(K) PLAN


Date: June 28, 2001                 By: /s/ Daniel P. Buettin
                                       -----------------------------------
                                       Daniel P. Buettin, Plan Trustee







                               Page 3 of 17 Pages.

                           FRONTSTEP, INC. 401(K) PLAN
                           ANNUAL REPORT ON FORM 11-K
                     FOR FISCAL YEAR ENDED DECEMBER 31, 2000


                                INDEX TO EXHIBITS
                                -----------------

Exhibit No.         Description                        Page No.
-----------         -----------                        --------

   23a              Consent of Independent Auditors    Page 16.
   23b              Consent of Independent Auditors    Page 17.





                              Page 4 of 17 Pages.

                         SYMIX SYSTEMS, INC. 401(K) PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2000 and 1999

                   (With Independent Auditors' Report Thereon)












                              Page 5 of 17 Pages.

                         SYMIX SYSTEMS, INC. 401(K) PLAN



                                TABLE OF CONTENTS


                                                                                     PAGE

Independent Auditors' Report                                                           1

Report of Independent Auditors (Ernst & Young LLP)                                     2

Statements of Net Assets Available for Plan Benefits,
    December 31, 2000 and 1999                                                         3

Statement of Changes in Net Assets Available for Plan Benefits,
    Year ended December 31, 2000                                                       4

Notes to Financial Statements                                                          5

SCHEDULE:

1   Schedule of Assets Held for Investment Purposes at End of Year,
       December 31, 2000                                                               9

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is nothing to report.




                               Page 6 of 17 Pages.

[KPMG LOGO]




      Two Nationwide Plaza                                Telephone 614 249 2300
      Columbus, OH  43215-2577                            Fax 614 249 2348



                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Frontstep, Inc.:

We have audited the accompanying statement of net assets available for plan benefits of Symix Systems, Inc. 401(K) Plan (Plan) as of December 31, 2000, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presented fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000, and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year as of December 31, 2000, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


KPMG, LLP
Columbus, Ohio
June 8, 2001










                              Page 7 of 17 Pages.

                        REPORT OF INDEPENDENT AUDITORS


Board of Trustees
Symix 401(k) Profit Sharing Plan


We have audited the accompanying statement of net assets available for plan benefits of the Symix 401(k) Profit Sharing Plan as of December 31, 1999. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                             /s/ Ernst & Young LLP
                                          -------------------------------

Columbus, Ohio
May 18, 2000

                             Page 8 of 17 Pages.

                         SYMIX SYSTEMS, INC. 401(K) PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2000 and 1999



                                                      2000            1999
                                                   -----------    -----------

Assets:

  Cash                                             $     5,413          1,138

  Investments, at fair value                        18,321,925     19,191,845

  Investment income receivable                           5,380             --

  Contributions receivable                                  --        104,737

                                                   -----------    -----------
      Net assets available for plan benefits       $18,332,718     19,297,720
                                                   ===========    ===========





See accompanying notes to the financial statements.












                                       3



                              Page 9 of 17 Pages.

                         SYMIX SYSTEMS, INC. 401(K) PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 2000



Additions:
  Additions to net assets attributed to:
    Investment income:
      Interest and dividends                                  $ 1,379,570
      Net depreciation in fair value of investments            (5,069,788)
                                                              -----------

                                                               (3,690,218)
                                                              -----------

    Contributions:
      Participant                                               2,793,582
      Employer                                                    796,679
      Rollover                                                    255,826
                                                              -----------
                                                                3,846,087
                                                              -----------

           Total additions                                        155,869
                                                              -----------

Deductions:
  Deductions from net assets attributed to:
    Benefits paid to participants or beneficiaries              1,120,871
                                                              -----------

           Total deductions                                     1,120,871
                                                              -----------

           Net decrease                                          (965,002)
                                                              -----------

Net assets available for plan benefits:
  Beginning of year                                            19,297,720
                                                              -----------

  End of year                                                 $18,332,718
                                                              ===========

See accompanying notes to the financial statements.









                                       4

                             Page 10 of 17 Pages.

                         SYMIX SYSTEMS, INC. 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


(1)        PLAN DESCRIPTION

           The following description of the Symix Systems, Inc. 401(k) Plan (the
           Plan) provides only general information. Participants should refer to the Summary Plan Description for a complete description of the Plan's provisions.

           The Plan is a defined contribution plan established October 1, 1989 covering substantially all employees of Frontstep, Inc. and subsidiaries (the employer or Plan Sponsor). All employees who have reached the age of 21 are eligible to participate in the Plan. Plan enrollment is the first day of each quarter of the Plan year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Merrill Lynch serves as both Trustee and recordkeeper for the Plan.

           (a)  CONTRIBUTIONS

                Each year, participants may contribute the lesser of 18% of their annual compensation, as defined in the Plan, or the maximum permitted by the Internal Revenue Code (IRC). The employer contributes an amount equal to 50% of the first 5% of deferred compensation the participant contributes to the Plan.

                Upon enrollment, participants may direct their contributions into any of the Plan's investment options, including the employer's common stock.

                The employer matching contribution is allocated according to the participant's elected investment option allocation percentages.

           (b)  DISTRIBUTIONS

                On termination of service, due to death, disability, or retirement, or upon attaining age 59 1/2, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in their account or annual installments over a period not to exceed the participants lifetime, or the joint lifetime of the participant and their spouse. For termination of service due to other reasons, a participant may receive the value of the vested interest in the participant's account as a lump-sum distribution.

           (c)  VESTING

                Amounts contributed by participants and earnings thereon become immediately vested. Vesting of the employer's contribution and related earnings becomes 100% vested after five years of continuous service (20% per year of service with the employer).

           (d)  PARTICIPANT LOANS

                Under the Plan, employees may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at prime interest rate plus one percent. Principal and interest is paid ratably through monthly payroll deductions.

                                       5                             (Continued)



                              Page 11 of 17 Pages.

                         SYMIX SYSTEMS, INC. 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



           (e)  PARTICIPANTS ACCOUNTS

                Each participant's account is credited with the participant's contributions and allocations of (a) the employer's contributions and (b) Plan earnings. Earnings of the Plan are allocated to individual participant's accounts based on the ratio of the participant's account balance in the appropriate fund as of the preceding valuation date to the total fund balance as of the preceding valuation date.

                Upon termination of employment, a participant's nonvested portion of employer contributions and related earnings are forfeited. At December 31, 2000 forfeited nonvested accounts totaled $265,566. These amounts are used to reduce future employer contributions.

           (f)  PLAN TERMINATION

                Although it has not expressed any intent to do so, the employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(2)        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           (a)  BASIS OF PRESENTATION

                The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and present the net assets available for plan benefits and changes in those net assets.

           (b)  INVESTMENTS

                Plan investments are stated at fair value. The shares of the employer's common stock are valued at its quoted market price. The shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The participant loans are valued at their outstanding balances, which approximate fair value. The investment in the common/collective trust, which holds guaranteed investment contracts, is stated at contract value, which approximates fair value.

                Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and is recognized when earned. Dividends are recorded on the ex-dividend date.

           (c)  CONTRIBUTIONS

                Employee contributions are recognized when withheld and employer contributions are recognized when due. Rollovers are recognized when approved by the Plan Sponsor and received by the Plan.

                                        6                            (Continued)



                              Page 12 of 17 Pages.

                         SYMIX SYSTEMS, INC. 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


           (d)  DISTRIBUTIONS

                Benefit distributions are recognized when paid.

           (e)  TRUSTEE AND ADMINISTRATIVE FEES

                All costs and expenses of administering the Plan are borne by the employer.

           (f)  USE OF ESTIMATES

                The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for plan benefits during the reporting period. Actual results could differ significantly from those estimates.

(3)        INVESTMENTS

           The following presents investments that represent 5% or more of the Plan's net assets:

                                                            2000          1999

           Frontstep, Inc. Common Stock                 $        --    2,657,620
           Merrill Lynch Retirement Preservation Trust    1,444,461    1,528,879
           Merrill Lynch Fundamental Growth Fund          5,268,145    5,111,866
           GAM International Fund                         1,159,313    1,511,051
           Merrill Lynch Balanced Capital Fund            1,466,857    1,343,697
           Merrill Lynch Growth Fund                      1,502,607    1,610,166
           Merrill Lynch S&P 500 Index Fund                 926,850           --
           MFS Massachusetts Investors Trust              3,000,759    2,985,079
           Davis New York Venture Fund                    1,115,841           --

           During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:


              Mutual funds                              $(2,397,667)
              Common stock                               (2,672,121)
                                                        -----------

                                                        $(5,069,788)
                                                        ===========




                                        7                            (Continued)


                              Page 13 of 17 Pages.

                         SYMIX SYSTEMS, INC. 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

(4)        TAX STATUS

           The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated October 30, 1996, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Sponsor and the Plan's tax counsel believe that the Plan is designed, and is currently being operated in compliance with the applicable requirements of the IRC.

(5)        RELATED-PARTY TRANSACTIONS

           Certain plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.















                                       8

                              Page 14 of 17 Pages.

                                                                      SCHEDULE 1
                         SYMIX SYSTEMS, INC. 401(K) PLAN

         Schedule of Assets Held for Investment Purposes at End of Year

                                Plan number: 001

                                 EIN: 31-1093175

                                December 31, 2000

 (a)               (b)                                   (c)                                     (e)
-----        ----------------        -------------------------------------------------      ------------
               IDENTITY OF                    DESCRIPTION OF INVESTMENT
             ISSUE, BORROWER,                  INCLUDING MATURITY DATE,
               LESSOR, OR                    RATE OF INTEREST, COLLATERAL,                     CURRENT
              SIMILAR PARTY                     PAR, OR MATURITY VALUE                          VALUE
-----        ----------------        -------------------------------------------------      ------------
 (*)          Frontstep, Inc.        Frontstep, Inc. common stock, 256,521 shares            $   881,663
 (*)          Merrill Lynch          Retirement Preservation Trust, 1,444,461                  1,444,461
              Munder                 Future Technology Fund A, 5,904 shares                       51,897
 (*)          Merrill Lynch          Fundamental Growth Fund, 237,090 shares                   5,268,145
              GAM                    International Fund, 57,908 shares                         1,159,313
              Munder                 Micro Cap Equity Fund, 3,985 shares                          88,676
 (*)          Merrill Lynch          Balanced Capital Fund, 48,395 shares                      1,466,857
 (*)          Merrill Lynch          Corporate Bond Fund, 40,037 shares                          436,407
 (*)          Merrill Lynch          Growth Fund, 72,871 shares                                1,502,607
              Van Kampen             Aggressive Growth Fund, 10,010 shares                       222,512
 (*)          Merrill Lynch          S&P 500 Index Fund, 57,284 shares                           926,850
              Van Kampen             Emerging Growth Fund, 2,844 shares                          178,522
              Alliance Capital       Premier Growth Fund, 2,279 shares                            60,860
              AIM                    Value Fund, 7,213 shares                                     90,240
              MFS                    Massachusetts Investors Trust, 149,888 shares             3,000,759
              Davis                  New York Venture Fund, 38,825 shares                      1,115,841
 (*)          Merrill Lynch          Pending Steelment Fund, 400 shares                              400
 (*)          Various                Participant loans at various rates and due dates            362,032
 (*)          Merrill Lynch          RCMA Option                                                  63,883
                                                                                             -----------
                                                                                             $18,321,925
                                                                                             ===========

* Indicates party-in-interest to the Plan.





See accompanying independent auditors' report.





                                        9









                              Page 15 of 17 Pages.